As filed with the Securities and Exchange Commission on May 20, 2016

SEC File No. [    ]

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of

The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.

and

Hartford Funds Management Company, LLC

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f)AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d-1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

May 20, 2016

Please direct all communications, notices and orders regarding this Application to:

Edward P. Macdonald

Hartford Funds Management Company, LLC

5 Radnor Corporate Center, Suite 300

100 Matsonford Road, Radnor, PA 19087

with a copy to:

John V. O’Hanlon, Esq.
Dechert LLP
One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

Telephone: (617) 728-7111

Facsimile: (617) 426-6567
john.ohanlon@dechert.com

This Application (including Exhibits) contains 47 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

The Hartford Mutual Funds, Inc.	)	APPLICATION FOR AN ORDER

The Hartford Mutual Funds II, Inc.	)	UNDER SECTION 6(c) OF THE

Hartford Series Fund, Inc.	)	INVESTMENT COMPANY ACT

Hartford HLS Series Fund II, Inc.	)	OF 1940, FOR AN EXEMPTION

Hartford Funds Management Company, LLC	)	FROM SECTIONS 18(f) AND

5 Radnor Corporate Center,	)	21(b); UNDER SECTION

100 Matsonford Road, Suite 300)		12(d)(1)(J) FOR AN EXEMPTION

Radnor, PA 19087)		FROM SECTION 12(d)(1), UNDER

	)	SECTIONS 6(c) AND 17(b) FOR

	)	AN EXEMPTION FROM

	)	SECTIONS 17(a)(1), 17(a)(2), AND

	)	17(a)(3); AND UNDER SECTION

	)	17(d) AND RULE 17d-1

	)	THEREUNDER TO PERMIT

	)	CERTAIN JOINT

	)	ARRANGEMENTS AND

	)	TRANSACTIONS

Investment Company Act of 1940)

File No. [ ]	)

2

I.                                        STATEMENT OF FACTS

The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (each, a “Corporation” and collectively, the “Corporations”), each an open-end management investment company, and the series thereof, and any registered open-end management investment company or series thereof in the future (each a “Fund” and, collectively, the “Funds”), together with Hartford Funds Management Company, LLC (the “Adviser”) (each Fund and Adviser an “Applicant” and, together, the “Applicants”), hereby apply for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to permit certain joint arrangements as described herein (the “Application”). Applicants request that the order also apply to any existing or future series of the Corporations and to any other registered open-end management investment company or series thereof for which Adviser and each successor(1) thereto or a person controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the Act) with Adviser serves as investment adviser. All Funds that currently intend to rely on the requested order have been named as Applicants, and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.

II.                                   INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “InterFund Lending Program”), provided that the loans are made in accordance with the terms and conditions described in this Application. The relief requested will

(1)                                 For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes.  The relief requested also will permit those Funds that have uninvested cash available: to (i) earn a return on the money that they might not otherwise be able to invest; or (ii) earn a higher rate of interest on investment of their short-term balances. Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

III.                              BACKGROUND

A.                                    The Applicants

Each Corporation is an open-end management investment company, organized as a Maryland corporation and registered under the 1940 Act, the series of which constitute the Hartford family of mutual funds. Each Corporation has issued shares of one or more Funds with its own investment objective and its own investment policies.

The Board of Directors of each Corporation (referred to herein collectively as the “Board”) has the authority to create additional series and may do so from time-to-time. Each Fund is registered with the Commission under the 1940 Act as an open-end, management investment company.(2) Each Fund currently offers its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933, as amended (the “1933 Act.”).

Adviser is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Adviser is an indirect subsidiary of The Hartford Financial Services Group, Inc., a publicly traded company incorporated in Delaware. As of December 31, 2015, Adviser managed assets of approximately $91.8 billion. Any successor to Adviser which serves as investment adviser to an Applicant will be registered as an investment adviser under the Advisers Act.

(2)                                 All entities that currently intend to rely on the requested order have been named as Applicants, and any other entity that relies on the requested order in the future will comply with the terms and conditions set forth in the Application.

Adviser serves as investment adviser to each Fund, and to the extent applicable, oversees the activities of any sub-adviser to a Fund (the “Sub-Adviser”).  Any Sub-Adviser, to the extent one is used by a Fund, will perform its work pursuant to a sub-advisory agreement, and will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of Adviser.  Every Sub-Adviser will be registered as an investment adviser under the Advisers Act or not subject to registration.

Each Fund is, or will be prior to participating in the Interfund Lending Program, authorized by its investment policies, objectives, and strategies to invest in money-market securities, as well as engage in temporary borrowing and lending. While most available cash is invested in money market securities or repurchase agreements, the Funds may, from time to time, also benefit from custodian offsets granted by their custodian bank with respect to cash positions that arise late in a day (when money markets are effectively closed or offer very limited investment opportunities).  The custodian bank may, from time to time, grant these offsets in consideration of the Funds permitting it to utilize such late day cash positions under agreed to arrangements (such agreed to arrangements may include deposits held at the bank in non-interest bearing accounts in exchange for custodian offsets). Custodian offsets would be analogous to short term investments made by the Funds because custodian offsets reduce expenses that the Funds would otherwise pay, therefore, such credits would be similar to short-term investments, and would increase net income available for distribution to shareholders of the Funds.

B.                                    Current Lending and Borrowing

At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term instruments. At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes. Certain Funds may borrow for investment purposes;(3) however, such Funds will not borrow from the InterFund Lending Program for the purposes of leverage.

(3)                                 The Funds that do not borrow for investment purposes may engage in investment activities, such as short sales or derivatives, which may have the effect of investment leverage.

The Funds are parties to an unsecured 364-day, $330 million revolving credit facility with a group of lenders, which facility terminates on March 9, 2017, unless otherwise extended or renewed (the “Credit Facility”), to meet unanticipated or excessive redemption requests. The amount of borrowing under the Credit Facility is limited by the terms specified in the Credit Facility, and/or other policies of the applicable Fund and Section 18 of the 1940 Act. The Funds that are parties to the Credit Facility pay their pro rata share of upfront fees and commitment fees on the aggregate commitment amount based on the Fund’s net assets, and if a Fund borrows pursuant to the Credit Facility, the Fund pays interest on any borrowing at a variable rate. The Funds do not currently intend to terminate their current borrowing arrangements if the relief requested herein is granted, but expect to renegotiate such arrangements from time to time depending on prevailing conditions. Furthermore, recent changes in regulatory bank capital rules may reduce willingness by banks to continue to provide the Funds with existing credit lines, or may cause banks to offer such credit lines at spreads significantly in excess of current rates. The Funds also have an informal overdraft arrangement with their custodian. Applicants expect that custodian overdrafts will remain available if any order requested by this application is granted.

C.                                    Consideration by the Board and/or the Adviser

Based on a review of the borrowing and lending options available to the Funds in comparison to the borrowing and lending options available to other registered investment company groups under publicly available exemptive orders, the Board has determined that it is prudent to provide for new options for liquidity in case of an unexpected volume of redemptions or an unanticipated cash shortfall due to settlement failures. On any given day, many Funds hold significant cash positions.  In addition, Funds may have available cash that from time-to-time cannot be invested because the money markets may be effectively closed, and these Funds could benefit by lending the money to the Funds that need to borrow the money.  Therefore, the Board has concluded that the ability to borrow between and among the Funds would benefit both the borrowing Fund and lending Fund.

D.                                    The InterFund Lending Program

Pursuant to the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement (“InterFund Lending Agreement”) with each other that will allow each Fund whose policies permit it to do so, to lend money directly to and borrow money directly from other Funds for temporary purposes through the InterFund Lending Program (an “InterFund Loan”). While bank borrowings (including the Credit Facility) and/or custodian overdrafts generally could supply the Funds with a portion of the needed cash to cover unanticipated redemptions and “sales fails,” under the proposed InterFund Lending Program, a borrowing Fund would pay lower interest rates than those that typically would be payable under short-term loans offered by banks or custodian overdrafts. Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or certain other short-term money market instruments. Thus, the proposed InterFund Lending Program would benefit both borrowing and lending Funds. Although the proposed InterFund Lending Program would reduce the Funds’ need to borrow from banks or through custodian overdrafts, the Funds would be free to establish and/or continue lines of credit or other borrowing arrangements with banks. The Funds would continue to have the option of using bank borrowings or custodian overdrafts if it is determined at the time that an urgent need arises and such course of action is more appropriate.

It is anticipated that the InterFund Lending Program would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate and also operational flexibility at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Funds in connection with the periodic re-balancing of their individual investment portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions. Another example could arise if shareholder redemption requests dramatically increase during a period of unusual market activity and cause the Funds to require short-term liquidity. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and/or fixed income instruments). However, redemption requests for the Funds normally are effected on a trade date plus 1 (T + 1) basis — i.e., the day following the trade date.(4) The InterFund Lending Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the InterFund Lending Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. In the event of a sales fail, the custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges. Alternatively, the Fund could: (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the InterFund Lending Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.

To the extent that Funds participate in the InterFund Lending Program, such Funds are, or will be, eligible to participate in the InterFund Lending Program as borrowers and/or lenders.

The interest rate charged to the Funds on any InterFund Loan (“InterFund Loan Rate”) would be determined daily, as applicable, by the InterFund Lending Program Team (as defined below) and would be the average of (1) the “Repo Rate” and (2) the “Bank Loan Rate,” each as defined below. The “Repo Rate” would be the highest or best (after giving effect to factors such as the credit quality of the counterparty) current overnight repurchase agreement rate available to a lending Fund. “Bank Loan Rate” for any day would be calculated by the InterFund Lending Program Team, as defined below, on each day an InterFund Loan is made according to a formula established by the Board. The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund. The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates. The initial

(4)  Although a significant number of redemption requests for the Funds normally are effected on a trade date plus 1 (T+1) basis, redemption payments can take as long as seven days from receipt of a request in good order and may be delayed further in certain limited circumstances to the extent permitted by law.

formula and any subsequent modifications to the formula would be subject to approval of the Board. In addition, the Board would periodically review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund. The regular monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate will be representative of prevailing market rates.

Certain members of the Corporations’ administrative personnel (other than investment advisory personnel) (the “InterFund Lending Program Team”) will administer the InterFund Lending Program. No portfolio manager of any Fund will serve as a member of the InterFund Lending Program Team.

On any day when a Fund needs to borrow money, the InterFund Lending Program Team will consider the cash positions and borrowing needs of all Funds.  The Interfund Lending Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.  The Interfund Lending Program Team will not solicit cash for the Interfund Lending Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers.  Under the proposed Interfund Lending Program, the portfolio managers for each participating Fund would have the ability to provide standing instructions to participate daily as a borrower or lender.  Once the Interfund Lending Program Team has determined the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Program Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds.

Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand.  Therefore, after the Interfund Lending Program Team has allocated cash for Interfund Loans, any remaining cash will be invested in accordance with any standing instruction of the relevant portfolio manager, or such remaining amounts will be invested directly by the portfolio managers of the Funds.  The Interfund Lending Program Team will also consider how much earned lending revenue each Fund has had and attempt to allocate borrowing across all Funds that may make Interfund Loans in an equitable fashion.  If there is not enough cash available to meet all needs, the Interfund Lending Program Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.

An Interfund Loan will be made only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.  Thus, no Interfund Loan would be made on terms unfavorable to either the lending Fund or the borrowing Fund relative to these measures.

Under the InterFund Lending Program, the portfolio managers for each participating Fund could provide standing instructions to participate daily as a borrower or lender; alternatively, the portfolio manager could provide instructions from time to time as to when the Fund wishes to participate as a borrower or lender. The Interfund Lending Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.

The InterFund Lending Program Team would allocate borrowing demand and cash available for lending among the Funds on what the InterFund Lending Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time a Fund files a request to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. To ensure the InterFund Lending Program will not interfere with an investment program, portfolio managers may elect for their Funds not to participate in the InterFund Lending Program for whatever amount of time they believe necessary to complete the investment program. The InterFund Lending Program Team will honor the election, and the Adviser or the applicable Sub-Adviser will continue to manage the short-term cash of those Funds opting out of the InterFund Lending Program in accordance with established operating procedures.

The procedures for allocating cash among borrowing Funds and determining loan participations among lending Funds, together with related administrative procedures, will be approved by the Board, including a majority of the Board members who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Directors”), to ensure that both borrowing and lending Funds participate on an equitable basis.  Adviser or any Sub-Adviser, as applicable, through the Interfund Lending Program Team, would report quarterly to the Board on the participation of the various Funds in the Interfund Lending Program.  The Board would review at least quarterly each Fund’s participation in the Interfund Lending Program to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) the Funds’ participation in the Interfund Lending Program.  In the event an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, Adviser would refer the loan for arbitration to an independent arbitrator selected by the Board, who would have binding authority to resolve any problem promptly.

The InterFund Lending Program Team, will (a) monitor the InterFund Loan Rate and other terms and conditions of the InterFund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the InterFund Lending Program and the InterFund Loan Rate charged.

Adviser or a Sub-Adviser, as applicable, through the InterFund Lending Program Team, would administer the InterFund Lending Program as disinterested fiduciaries as part of their duties under the investment management agreements with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the InterFund Lending Program. This means no Fund will pay any additional fees in connection with the administration of the InterFund Lending Program (i.e., the Funds will not pay: standard pricing, record keeping, book keeping or accounting fees in connection with the InterFund Lending Program).

Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured.  The proposed credit facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing.  If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis.  Each Fund will borrow in compliance with the investment restrictions for that Fund.  If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan.

In addition, amounts borrowed through the proposed InterFund Lending Program would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed InterFund Lending Program, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. The duration of any loans made under the proposed credit facility would be limited to the time required to obtain cash sufficient to repay such Interfund Loan, through either the sale of portfolio securities or the net sales of the Fund’s shares, but in no event more than seven days.  All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time. While the borrowing Fund would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

No Fund may participate in the InterFund Lending Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the InterFund Lending Program in its registration statement on Form N-1A; and (iii) the Fund’s participation in the InterFund Lending Program is consistent with its investment objectives, investment restrictions, policies, limitations, and organizational documents. At this time, the Adviser does not advise money market funds and money market funds will therefore not participate in the InterFund Lending Program as either a borrower or a lender.

IV.                               STATUTORY PROVISIONS

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company. Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V.                                    REQUEST FOR ORDER

In connection with the InterFund Lending Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

A.                                    Conditions of Exemption

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.              The InterFund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.

2.              On each business day when an interfund loan is to be made, the InterFund Lending Program Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for InterFund Loans only if the InterFund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.              If a Fund has outstanding bank borrowings, any InterFund Loan to the Fund will: (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank loan; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default by the Fund, will automatically

(without need for action or notice by the lending Fund), constitute an immediate event of default under the interfund lending agreement, entitling the lending Fund to call the InterFund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.              A Fund may borrow on an unsecured basis through the InterFund Lending Program only if the relevant borrowing Fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund’s InterFund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a borrowing Fund’s total outstanding borrowings immediately after an InterFund Loan would be greater than 10% of its total assets, the Fund may borrow through the InterFund Lending Program only on a secured basis. A Fund may not borrow through the InterFund Lending Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

5.              Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding InterFund Loan to a Fund by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all of its outstanding InterFund Loans to other Funds, (ii) reduce its outstanding indebtedness to other Funds to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan to other Funds by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan to Funds at least equal to 102% of the outstanding principal value of the InterFund Loans.

6.              No Fund may lend to another Fund through the InterFund Lending Program if the loan would cause the lending Fund’s aggregate outstanding loans through the InterFund Lending Program to exceed 15% of its current net assets at the time of the loan.

7.              A Fund’s InterFund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

8.              The duration of InterFund Loans will be limited to the time required to obtain cash sufficient to repay such Interfund Loan, through either the sale of portfolio securities or the net sales of the Fund’s shares, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.              A Fund’s borrowings through the InterFund Lending Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

10.       Each InterFund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.       A Fund’s participation in the InterFund Lending Program must be consistent with its investment objectives, limitations and organizational documents.

12.       The InterFund Lending Program Team will calculate total Fund borrowing and lending demand through the InterFund Lending Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager. The InterFund Lending Program Team will not solicit cash for the InterFund Lending Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The InterFund Lending Program Team will invest all amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.       The InterFund Lending Program Team will monitor the InterFund Loan Rate charged and the other terms and conditions of the InterFund Loans and will make a quarterly report to the Board concerning the participation of the Funds in the InterFund Lending Program and the terms and other conditions of any extensions of credit under the InterFund Lending Program.

14.       The Board, including a majority of its Independent Board Members, will (i) review, no less frequently than quarterly, the participation of each Fund in the InterFund Lending Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on InterFund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the InterFund Lending Program by each Fund it oversees.

As part of the Board’s review of the continuing appropriateness of a Fund’s participation in the proposed credit facility as required by condition 14, the Board members of the Fund, including a majority of the Independent Directors, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.

15.       Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the InterFund Lending Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the InterFund Loan Rate, the rate of interest available at the time each InterFund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Board of the Funds in connection with the review required by conditions 13 and 14.

16.       In the event an InterFund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning InterFund Loans. The arbitrator will resolve any dispute promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.       The Adviser will prepare and submit to the Board for review an initial report describing the operations of the InterFund Lending Program and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the InterFund Lending Program, the Adviser will report on the operations of the InterFund Lending Program at the Board’s quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for the Board each year that the Fund participates in the InterFund Lending Program, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the InterFund Lending Program, that certifies that the Fund and the Adviser have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

a.              that the InterFund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

b.              compliance with the collateral requirements as set forth in the Application;

c.               compliance with the percentage limitations on interfund borrowing and lending;

d.              allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

e.               that the InterFund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the InterFund Loan.

Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the InterFund Lending Program for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

18.       No Fund will participate in the InterFund Lending Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its registration statement on Form N-1A

(or any successor form adopted by the Commission) all material facts about its intended participation.

VI.                               SUPPORT OF THE EXEMPTION

A.                                    Precedents

The Commission has granted orders permitting numerous fund complexes to establish an interfund lending program based on conditions substantially the same as those proposed in this Application, including: e.g., Northern Funds, Investment Company Act Release No. 29368 (July 23, 2010) (notice), and 29381 (August 18, 2010) (order) (the “Northern Funds Order”), MFS Series Trust I et al., Investment Company Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the “MFS Order”); Principal Funds, Inc., Investment Company Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the “Principal Funds Order”); John Hancock Variable Insurance Trust et al., Investment Company Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the “John Hancock Order”); Fidelity Aberdeen Street Trust et al., Investment Company Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the “Fidelity Order”), DFA Investment Dimensions Group Inc. et al., Investment Company Act Release Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (“DFA Order”), Vanguard Admiral Funds, et al., Investment Company Act Release Nos. 31021 (Apr. 17, 2014) (Notice), and 31044 (May 13, 2014) (Order) (the “Vanguard Order”); Ivy Funds et al., Investment Company Act Release Nos. 31068 (June 2, 2014) (Notice), and 31138 (June 30, 2014) (Order) (the “Ivy Order”); BMO Funds, Inc., et al., Investment Company Act Release Nos. 31146 (July 2, 2014) (Notice), and 31193 (July 30, 2014) (Order) (the “BMO Order”); JNL Series Trust, et al., Investment Company Act Release Nos. 31261 (Sept. 24, 2014) (Notice), and 31297 (Oct. 20, 2014) (Order) (the “JNL Order”); PNC Funds, et al., Investment Company Act Release Nos. 31976 (Feb. 1, 2016) (Notice), and32010 (Feb. 29, 2016) (Order) (the “PNC Order”); and AMCAP Fund, et al., Investment Company Act Release Nos. 32049 (Mar. 24, 2016) (Notice), and 32077 (Apr. 19, 2016) (Order) (the “AMCAP Order”).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security. Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing Fund by a lending Fund, could be deemed to be a “purchase” by the lending Fund. Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing Funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 5. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, Vanguard Order, Ivy Order, BMO Order and JNL Order in particular, are very strong precedent for the relief requested by Applicants insofar as the process used in those applications to administer interfund loans are indistinguishable from that which Applicants propose to use. The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFA Order, Vanguard Order, Ivy Order, BMO Order and JNL Order also each grant relief from Section 17(a)(2), as would the present application.

B.                                    Discussion in Support of the Application

The proposed InterFund Lending Program is intended to be used by the Funds solely as a means of (i) reducing the cost incurred by the Funds in obtaining bank loans for temporary purposes, and (ii) increasing the return received by the Funds in the investment of their daily cash balances. Other than their receipt of its fees under the investment management and administrative agreements with each Fund, the Adviser has no pecuniary or other stake in the InterFund Lending Program.

Before the Funds participate in the Interfund Lending Program, the Directors of the Funds will carefully consider the benefits and possible additional risk to the Funds as a result of their participation in the Interfund Lending Program, and conclude that participation in the Interfund Lending Program would be in the best interests of each such Fund. Before a Fund participates in the Interfund Lending Program, the Directors will also have determined that the significant benefits derived from participation in the Interfund Lending Program outweigh the nominal additional risks that may be incurred by the Fund. The Directors of any Fund that determines to participate in the Interfund Lending Program in the future would be required to make a similar determination before it could participate in the Interfund Lending Program.

The significant benefits to be derived from participation in the InterFund Lending Program will be shared both by lending Funds and borrowing Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in overnight repurchase agreements or other short-term investments and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts. InterFund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the InterFund Lending Program Team will compare the InterFund Loan Rate set under the interest rate formula with the available Bank Loan Rate and Repo Rate on each business day that an interfund loan is made. (It is not anticipated that the InterFund Lending Program Team will compare rates on days when no lending or borrowing will be necessary.) A Fund could participate in the proposed InterFund Lending Program only if the InterFund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk. The Applicants believe that the risk of default on InterFund Loans is likely to be de minimis given the asset coverage requirements for any InterFund Loan, the liquid nature of most Fund assets, and the conditions governing the InterFund Lending Program.

The InterFund Lending Program has been designed to serve as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.

As determined by the Directors, a Fund will be able to borrow under the InterFund Lending Program on an unsecured basis only if its total outstanding borrowings immediately after the interfund borrowings are 10% or less of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its InterFund Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any InterFund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). A Fund could borrow under the InterFund Lending Program only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of its assets. A Fund may not borrow through the InterFund Lending Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding InterFund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required. Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan at least equal to 102% of the outstanding principal value of the loan.

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed herein, any InterFund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many cases superior to, other short-term investments available to the Funds. In the great majority of cases, a Fund would extend an InterFund Loan only if the borrower’s total outstanding borrowings immediately after the InterFund Loan are 10% or less of its assets (1,000% asset coverage). In the relatively few instances when a Fund would extend an InterFund Loan to a borrower with outstanding loans immediately after the InterFund Loan representing more than 10% of its total assets (up to the 33 1/3% limit for Funds), the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all InterFund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan. If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would be required to call its loan. In addition, the maturity of an InterFund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days. Thus, all InterFund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the InterFund Loans, the ability of lending Funds to call InterFund Loans on any business day, and the fact that the Independent Directors will exercise effective oversight of the InterFund Lending Program, Applicants believe InterFund Loans to be comparable in credit quality to other high quality money market (short-term) instruments that are of a high credit quality and present minimal credit risk. Because Applicants believe that the risk of default on InterFund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for InterFund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral). Moreover, with respect to loans when the Fund’s total borrowings represent less than 10% of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the InterFund Lending Program. Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1,000% or greater asset coverage standard for unsecured InterFund Loans, (iii) the demand feature of InterFund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the InterFund Lending Program Team subject to the oversight of the Independent Directors.

Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event of a loan default, no matter how remote. They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund. To address these concerns, the Applicants propose the following:

a)             Each lending Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the Interfund Loan is made.  Although the Board and Independent Directors believe Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to overnight repurchase agreements or other comparable short-term instruments, the Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

b)             In the event an InterFund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the InterFund Loan Agreement, the InterFund Lending Program Team promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will act as arbitrator of disputes concerning InterFund Loans and will have binding authority to resolve any disputes promptly. In the event that the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest. The Adviser and any Sub-Adviser, through the InterFund Lending Program Team, would administer the InterFund Lending Program as a disinterested fiduciary and would receive no additional compensation in connection with the InterFund Lending Program. This means the InterFund Lending Program Team will not collect any additional fees in connection with the administration of the InterFund Lending Program (i.e., they will not collect: standard pricing, record keeping, book keeping or accounting fees in connection with the InterFund Lending Program).

The InterFund Lending Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund. Under the terms of the InterFund Lending Program, the Funds would not negotiate interest rates between themselves and neither the Adviser nor the InterFund Lending Program Team would set rates in its discretion. Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each Fund which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements. All Funds participating in the InterFund Lending Program on any given day would receive the same rate.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for InterFund Loans and the amount of interfund borrowing demand would be determined by the InterFund Lending Program Team. As discussed above, the InterFund Lending Program Team will accumulate data at least once on each business day on the Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions. The InterFund Lending Program Team operates and would continue to operate independently of the Funds’ portfolio managers. The InterFund Lending Program Team would not solicit cash for the InterFund Lending Program from any Fund or disseminate borrowing demand data to any portfolio manager that is not a member of the InterFund Lending Program Team. The InterFund Lending Program Team would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund or otherwise intervene in the allocation of loans by the InterFund Lending Program Team. The InterFund Lending Program Team will invest cash amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the relevant portfolio manager or return remaining amounts to the Funds.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain InterFund Loans. Applicants anticipate that, whenever the InterFund Loan Rate is higher than the Repo Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the proposed credit facility are expected to restrict its use to customary levels of Fund borrowing.

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.

The Adviser is the investment adviser of each Fund, the Board is the same for all the Funds, the Funds share the same principal officers, and in the future, newly organized Funds may have the same Board and many of the same principal officers as the currently existing Funds. Although the power of the trustees and officers of the Funds arise solely as a result of their official positions with the Funds, in view of the overlap of trustees and officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act. Therefore, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company. The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that certain of the Funds could be deemed to be under common control by virtue of having the Adviser as their common investment adviser.

Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b) of the 1940 Act.

For the reasons set forth below, each of the conditions for relief granted pursuant to Section 17(b) of the 1940 Act have been satisfied by the Applicants.

1.              The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the InterFund Loans will be on terms which are reasonable and fair to all participating Funds and that substantially eliminate opportunities for overreaching. As discussed herein, interest rates for all InterFund Loans will be based on the same objective and verifiable standard — i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate. Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any others and all such decisions would be aggregated by the InterFund Lending Program Team and matched on an equitable basis pursuant to procedures approved by the Fund’s Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Directors, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

2.              The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and InterFund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment restrictions, policies and limitations of the respective Funds. The registration statement for each Fund discloses or will disclose the extent to which the respective Fund may borrow money for temporary or emergency purposes.

3.              The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.

The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act. Section 1(b)(7) declares that the national public interest and the interest of investors are adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares. Applicants submit that there are ample protections in the proposed conditions to preclude the use of InterFund Loans to unduly increase the speculative nature of any Fund. Each InterFund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the Fund through the purchase of additional securities. These are marked to market securities that are not speculative. Funds have the ability to make loans to entities that are higher risk than the other Funds.  A Fund’s borrowings through the proposed InterFund Lending Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. Accordingly, the InterFund Loans could not be used to increase the speculative character of the borrowing Fund. Therefore, the proposed

InterFund Lending Program is fully consistent with the general purposes of the 1940 Act. Moreover, the terms of each InterFund Loan will be fair to each Fund and will be preferable to either investing in short-term investments from the perspective of the lending Fund or borrowing from a bank from the perspective of the borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons. A Fund would include disclosure regarding the InterFund Lending Program in its registration statement as long as the Fund participates in the InterFund Lending Program.

The InterFund Lending Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act. These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. The proposed transactions do not raise such concerns because (i) the Adviser, through the InterFund Lending Program Team members, would administer the InterFund Lending Program as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each Fund; (ii) all InterFund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments;(5) (iii) the InterFund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements or through custodian overdrafts. Moreover, the other conditions that the

(5)                                 For clarification purposes, uninvested cash does not include cash collateral from securities lending activities.

Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

The affiliated borrowing transactions covered by Section 21(b) of the Act are also covered by Section 17(a)(3).  To the extent that Congress intended Section 21(b) of the Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans.(6)  The lending transactions at issue here, of course, do not involve upstream loans.

Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.

Applicants do not concede that the proposed InterFund Lending Program would involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed InterFund Lending Program would involve neither the issuance or sale of any “security” by a borrowing Fund to a lending Fund nor the purchase of any “security” by a lending Fund from a borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an InterFund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an InterFund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2). Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds’ participation in the proposed InterFund Lending Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an InterFund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an InterFund Loan will be available solely to secure repayment of such InterFund Loan.

(6)                                 See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940).

Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act. Furthermore, Applicants submit that the proposed InterFund Lending Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed. Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies. In the instant case, the entire purpose of the proposed InterFund Lending Program is to provide economic benefits for all the participating Funds and their shareholders. The Adviser or Sub-Adviser, through the InterFund Lending Program Team, would administer the InterFund Lending Program as disinterested fiduciaries and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and the Adviser or Sub-Adviser will receive no additional compensation for its services in administering the InterFund Lending Program. There would be no duplicative costs or fees to the Funds or their shareholders.

Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed InterFund Lending Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed InterFund Lending Program.

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an unfair advantage to insiders.(7)  For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the InterFund Lending Program would not involve overreaching or an unfair advantage. Furthermore, the InterFund Lending Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed herein, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed InterFund Lending Program would be on terms that are no less advantageous than that of any other participating Funds.

Exemption from Section 18(f)(1) of the 1940 Act.

Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the InterFund Lending Program (because the lending Funds are not banks). Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any class of senior security…, except that any such registered company shall be permitted to borrow from any bank: [p]rovided, [t]hat immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company….” Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the InterFund Lending Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Fund, including the combined InterFund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed

(7)  See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

InterFund Lending Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act. Applicants further submit that the exemptive relief requested is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.

VII.                          CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act. Applicants also submit that their participation by the Funds in the InterFund Lending Program would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

VIII.                     PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that the address of the Funds and Adviser is as follows:

5 Radnor Corporate Center,

100 Matsonford Road, Suite 300

Radnor, PA 19087

Please direct all questions or communications concerning this Application to those individuals indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application. The Authorizations required by Rule 0-2(c) under the 1940 Act are included in this application as Exhibits A-1 through A-4. The Verifications required by Rule 0-2(d) under the 1940 Act are included in this application as Exhibits B-1 through B-5.

The Applicants request that the Commission issue the requested exemptive order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Remainder of Page Left Blank Intentionally]

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 20th day of May, 2016 except as otherwise noted.

THE HARTFORD MUTUAL FUNDS, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary, and Chief Legal Officer

THE HARTFORD MUTUAL FUNDS II, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary, and Chief Legal Officer

HARTFORD SERIES FUND, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary, and Chief Legal Officer

HARTFORD HLS SERIES FUND II, INC.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary, and Chief Legal Officer

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Executive Vice President, and Deputy General Counsel

Exhibit Index

Exhibit No. and Description

A-1                            Authorization of The Hartford Mutual Funds, Inc.

A-2                            Authorization of The Hartford Mutual Funds II, Inc.

A-3                            Authorization of Hartford Series Fund, Inc.

A-4                            Authorization of Hartford HLS Series Fund II, Inc.

B-1                            Verification of The Hartford Mutual Funds, Inc.

B-2                            Verification of The Hartford Mutual Funds II, Inc.

B-3                            Verification of Hartford Series Fund, Inc.

B-4                            Verification of Hartford HLS Series Fund II, Inc.

B-5                            Verification of Hartford Funds Management Company, LLC

Exhibit A-1

I, Edward P. Macdonald do hereby certify that I am the Vice President, Secretary, and Chief Legal Officer of The Hartford Mutual Funds, Inc. (the “Corporation”).  I further certify that the following resolutions were duly adopted by the Board of Directors of the Corporation and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

WHEREAS, The Boards of Directors (the “Board”) of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (each a “Registrant” and collectively, the “Registrants”) have determined that it is in the best interest of each Registrant to file an application with the U.S. Securities and Exchange Commission (the “SEC”) seeking an order exempting the Registrants and Hartford Funds Management Company, LLC from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), to the extent necessary to permit the Registrants’ series (the “Funds”) to participate in an interfund lending facility whereby the Funds may lend money to and borrow money from each other for temporary purposes (the “Application”); it is hereby

RESOLVED, that the appropriate officers of each Registrant be, and each hereby is, authorized, empowered and directed to prepare, execute and file, on behalf of each Registrant the Application with the SEC pursuant to Section 6(c) of the 1940 Act for an order or orders of exemption from the provisions of Sections 18(f) and 21(b) of the 1940 Act, pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an exemption from Rule 17d-1, with such changes as such officers with the advice of counsel deem appropriate; and

FURTHER RESOLVED, that the officers of the Registrants be, and they hereby are, authorized to do all things and execute all deeds, documents and instruments in writing, including any amendment or amendments to the Application, as may be necessary in connection with carrying out the foregoing.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 20th day of May, 2016.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

Exhibit A-2

I, Edward P. Macdonald do hereby certify that I am the Vice President, Secretary, and Chief Legal Officer of The Hartford Mutual Funds II, Inc. (the “Corporation”).  I further certify that the following resolutions were duly adopted by the Board of Directors of the Corporation and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

WHEREAS, The Boards of Directors (the “Board”) of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (each a “Registrant” and collectively, the “Registrants”) have determined that it is in the best interest of each Registrant to file an application with the U.S. Securities and Exchange Commission (the “SEC”) seeking an order exempting the Registrants and Hartford Funds Management Company, LLC from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), to the extent necessary to permit the Registrants’ series (the “Funds”) to participate in an interfund lending facility whereby the Funds may lend money to and borrow money from each other for temporary purposes (the “Application”); it is hereby

RESOLVED, that the appropriate officers of each Registrant be, and each hereby is, authorized, empowered and directed to prepare, execute and file, on behalf of each Registrant the Application with the SEC pursuant to Section 6(c) of the 1940 Act for an order or orders of exemption from the provisions of Sections 18(f) and 21(b) of the 1940 Act, pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an exemption from Rule 17d-1, with such changes as such officers with the advice of counsel deem appropriate; and

FURTHER RESOLVED, that the officers of the Registrants be, and they hereby are, authorized to do all things and execute all deeds, documents and instruments in writing, including any amendment or amendments to the Application, as may be necessary in connection with carrying out the foregoing.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 20th day of May, 2016.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

Exhibit A-3

I, Edward P. Macdonald do hereby certify that I am the Vice President, Secretary, and Chief Legal Officer of Authorization of Hartford Series Fund, Inc. (the “Corporation”).  I further certify that the following resolutions were duly adopted by the Board of Directors of the Corporation and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

WHEREAS, The Boards of Directors (the “Board”) of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (each a “Registrant” and collectively, the “Registrants”) have determined that it is in the best interest of each Registrant to file an application with the U.S. Securities and Exchange Commission (the “SEC”) seeking an order exempting the Registrants and Hartford Funds Management Company, LLC from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), to the extent necessary to permit the Registrants’ series (the “Funds”) to participate in an interfund lending facility whereby the Funds may lend money to and borrow money from each other for temporary purposes (the “Application”); it is hereby

RESOLVED, that the appropriate officers of each Registrant be, and each hereby is, authorized, empowered and directed to prepare, execute and file, on behalf of each Registrant the Application with the SEC pursuant to Section 6(c) of the 1940 Act for an order or orders of exemption from the provisions of Sections 18(f) and 21(b) of the 1940 Act, pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an exemption from Rule 17d-1, with such changes as such officers with the advice of counsel deem appropriate; and

FURTHER RESOLVED, that the officers of the Registrants be, and they hereby are, authorized to do all things and execute all deeds, documents and instruments in writing, including any amendment or amendments to the Application, as may be necessary in connection with carrying out the foregoing.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 20th day of May, 2016.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

Exhibit A-4

I, Edward P. Macdonald do hereby certify that I am the Vice President, Secretary, and Chief Legal Officer of Authorization of Hartford HLS Series Fund II, Inc.  (the “Corporation”).  I further certify that the following resolutions were duly adopted by the Board of Directors of the Corporation and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

WHEREAS, The Boards of Directors (the “Board”) of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (each a “Registrant” and collectively, the “Registrants”) have determined that it is in the best interest of each Registrant to file an application with the U.S. Securities and Exchange Commission (the “SEC”) seeking an order exempting the Registrants and Hartford Funds Management Company, LLC from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), to the extent necessary to permit the Registrants’ series (the “Funds”) to participate in an interfund lending facility whereby the Funds may lend money to and borrow money from each other for temporary purposes (the “Application”); it is hereby

RESOLVED, that the appropriate officers of each Registrant be, and each hereby is, authorized, empowered and directed to prepare, execute and file, on behalf of each Registrant the Application with the SEC pursuant to Section 6(c) of the 1940 Act for an order or orders of exemption from the provisions of Sections 18(f) and 21(b) of the 1940 Act, pursuant to Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder for an exemption from Rule 17d-1, with such changes as such officers with the advice of counsel deem appropriate; and

FURTHER RESOLVED, that the officers of the Registrants be, and they hereby are, authorized to do all things and execute all deeds, documents and instruments in writing, including any amendment or amendments to the Application, as may be necessary in connection with carrying out the foregoing.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 20th day of May, 2016.

By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary and Chief Legal Officer

Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 20, 2016, for and on behalf of The Hartford Mutual Funds, Inc.; (ii) that he is the Vice President, Secretary, and Chief Legal Officer thereof; and (iii) all action by board members and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

The Hartford Mutual Funds, Inc.
By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary, and Chief Legal Officer

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 20, 2016, for and on behalf of The Hartford Mutual Funds II, Inc.; (ii) that he is the Vice President, Secretary, and Chief Legal Officer thereof; and (iii) all action by board members and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

The Hartford Mutual Funds II, Inc.
By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary, and Chief Legal Officer

Exhibit B-3

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 20, 2016, for and on behalf of Hartford Series Fund, Inc.; (ii) that he is the Vice President, Secretary, and Chief Legal Officer thereof; and (iii) all action by board members and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Hartford Series Fund, Inc.
By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary, and Chief Legal Officer

Exhibit B-4

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 20, 2016, for and on behalf of Hartford HLS Series Fund II, Inc.: (ii) that he is the Vice President, Secretary, and Chief Legal Officer thereof; and (iii) all action by board members and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Hartford HLS Series Fund II, Inc.
By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Vice President, Secretary, and Chief Legal Officer

Exhibit B-5

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 20, 2016, for and on behalf of Hartford Funds Management Company, LLC; (ii) that he is the Executive Vice President and Deputy General Counsel thereof; and (iii) all action by board members and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Hartford Funds Management Company, LLC
By:	/s/ Edward P. Macdonald
Name:	Edward P. Macdonald
Title:	Executive Vice President, and Deputy General Counsel